MORI HAMADA & MATSUMOTO

Marunouchi Kitaguchi Building
1-6-5 Marunouchi, Chiyoda-ku
Tokyo 100-8222, Japan
tel 81 3 5223 7777
fax 81 3 5223 7666

November 5, 2004

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re: Sekisui House Ltd. (the "Company")
Commission File No. 82-5129

Dear Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing English translation of News Release regarding Share Buyback dated November 1, 2004, which was manually signed by Mr. Kenichi Moriuchi, Managing Executive Officer & General Manager of Legal Department of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

If there are any questions concerning the above, please contact the undersigned.

Very truly yours,

Osamu Nakamoto
Attorney-at-law

dlw 11/9

ON:eo
Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barelay Street, New York, New York 10286, U.S.A.

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

SEKISUI HOUSE

News Release

Sekisui House Announces Results of Share Buyback

Osaka, November 1, 2004 – Sekisui House, Ltd. announced detail of a share buyback, it has carried out through the market pursuant to Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code. With this repurchase, the Company completed the purchase of all shares based on the resolution at the Board of Directors' meeting held on October 6, 2004.

1. Period repurchase: From October 20, 2004 to October 29,2004
2. Number of shares to be repurchased: 1,223,000 shares
3. Repurchase amount: 1,322,409,000 yen
4. Repurchase method: Shares were purchased through the market on the Tokyo Stock Exchange.

For reference

1. The following details were resolved at the Board of Directors meeting held on October 6, 2004:
   (1) Class of shares to be acquired: Sekisui House ordinary shares
   (2) Maximum number of shares to be acquired: 6,000,000 shares
   (3) Maximum total value of shares to be acquired: 7.2 billion yen
2. Cumulative total of repurchased since the October 6, 2004 Board of Directors resolution through October 31, 2004:
   (1) Number of shares: 5,312,000 shares
   (2) Purchase amount: 5,714,063,000 yen
3. Treasury stock as of October 31, 2004:
   (1) Total outstanding shares (excluding treasury stock): 680,086,460 shares
   (2) Number of treasury stock: 29,298,618 shares

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

November 1, 2004

By: [signature]
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department